Organigram's Popular SHRED Brand Surpasses $200 Million in Yearly Retail Sales

Success of the brand owed to ongoing pipeline of innovative products designed to delight consumers.

Toronto, Ontario - April 3, 2024 - Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the "Company" or "Organigram"), a leading licensed producer of cannabis, celebrates a monumental achievement as its SHRED brand surpasses the $200 million mark in yearly retail sales.1

SHRED revolutionized the cannabis industry in September 2020 when it launched as the first brand to offer high-quality, convenient, milled flower in three bold flavour territories, produced using only high-quality whole flower.  By being the first to market with this innovation, SHRED swiftly captured the attention of consumers seeking convenience, quality, flavour and value. From there, the brand expanded to include other popular as well as innovative product categories such as pre-rolls, infused pre-rolls, gummies, and hash, with its patent-pending, award winning Rip-Strip hash.

1 According to HiFyre data ending February 2024 for the previous 12 months.

"Underpinning SHRED's great product lineup is its unique brand positioning, one that continues to resonate deeply with cannabis consumers across the country, " said Tim Emberg, Chief Commercial Officer of Organigram. "Back in 2020, we recognized an untapped niche in the industry and seized the opportunity to build and deliver a bold new brand that set us apart from the competition. But we didn't stop there and continued to deliver an ongoing pipeline of consumer-focused innovations such as Heavies IPRs, Rip-Strip hash, and most recently, a whole-flower derived THCV lineup, all designed to delight our self-proclaimed 'SHRED-Heads,'' he added.

"Our commitment to innovation is unwavering. We constantly strive to push the envelope, delivering products that exceed expectations and redefine industry standards, which is why we were able to reach this significant milestone," he concluded.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc. a licensed producer of cannabis, cannabis-derived products and cannabis infused edibles in Canada. Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O' Buds, SHRED, SHRED'ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "estimates", "intends", "anticipates", "believes" or variations of such words and phrases or state that certain actions, events, or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changes to market conditions, consumer preferences and regulatory climate and factors and risks as disclosed in the Company's most recent annual information form, management's discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For Media enquiries:

Megan McCrae

Senior Vice President, Global Brands and Corporate Affairs

megan.mccrae@organigram.ca

Organigram

For Investor Relations enquiries:

Max Schwartz

Director of Investor Relations

investors@organigram.ca

Organigram